Exhibit 99.1

AEGON APPOINTS GLOBAL HEAD OF SUSTAINABILITY

THE HAGUE - AEGON has appointed Executive Vice President Marc van Weede as global Head of Sustainability, reporting to CEO Alex Wynaendts. The appointment, effective October 1, underlines the growing importance of sustainability both to AEGON and its stakeholders.

Mr. Van Weede, a Dutch national, brings considerable international business and management experience to the new position. Mr. Van Weede has served as the head of AEGON’s Group Business Development department, as well as President of the company’s joint venture in China. Recently, Mr. Van Weede was responsible for Strategy and AEGON’s Public Policy and Regulatory Office.

“It has become increasingly important to enhance the impact of our sustainability initiatives worldwide, and to ensure that they are responsive to the larger concerns and interests of our many stakeholders,” said AEGON CEO Alex Wynaendts. “Marc is ideally suited to lead AEGON’s sustainability efforts given his extensive operational knowledge and experience, as well as his appreciation for AEGON’s broader responsibilities as an international corporate citizen”.

As part of its long-term strategy, AEGON has taken a more integrated approach to managing its operations around the world, and the appointment of Mr. Van Weede extends that approach to sustainability. In recent years, AEGON has taken steps to strengthen its sustainability performance, and Mr. Van Weede’s aim will be to build on recent achievements and further improve AEGON’s record in this area.

In his new position, Mr. Van Weede will work closely with AEGON’s country and business units as well as with members of the company’s Executive and Management Boards.

About AEGON

As an international life insurance, pension and investment company based in

The Hague, AEGON has businesses in over twenty markets in the Americas,

Europe and Asia. AEGON companies employ approximately 28,000 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Key figures - EUR	Second quarter 2010	Full year 2009
Underlying earnings before tax	522 million	1.2 billion
New life sales	590 million	2.1 billion
Gross deposits (excl. run-off)	7.6 billion	28 billion
Revenue generating investments (end of period)	409 billion	363 billion

Marc van Weede – Résumé

1989 – 1992	Account Manager, Bank Mees & Hope, Amsterdam

1992 – 1994	Finance Manager, Forsythe International, The Hague

1994 – 2001	Consultant and Associate Principal, McKinsey & Co., Amsterdam and New York

2001 – 2003	AEGON Group Business Development, The Hague

2003 – 2006	Head of Group Business Development, AEGON, The Hague

2006 – 2008	President, AEGON-CNOOC Life Insurance Co., Shanghai

2009 – 2010	Executive Vice President, Strategy and Public Policy & Regulatory Office, The Hague

October 2010	Appointed global Head of Sustainability, The Hague.

Mr. Van Weede has a BA and an MA in economics from Cambridge University.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o       Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

o       Changes in the performance of financial markets, including emerging markets, such as with regard to:

-        The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-        The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

o       The frequency and severity of insured loss events;

o       Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

o       Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

o       Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

o       Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

o       Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

o       Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

o       Acts of God, acts of terrorism, acts of war and pandemics;

o       Changes in the policies of central banks and/or governments;

o       Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

o       Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

o       The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

o       Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

o       Customer responsiveness to both new products and distribution channels;

o       Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

o       The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o       Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

o       The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euro next Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.